April 24, 2018

Mr. Alberto Zapata

Senior Counsel

Insured Investments Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-8629

SENT VIA EDGAR

Re:	Securian Funds Trust
Post-effective amendment pursuant to rule 485(a)(1)
File Nos. 002-96990 (1933 Act), 811-04279 (1940 Act)
Filing Date: February 27, 2018

Dear Mr. Zapata:

Thank you for the opportunity to respond to the Staff’s comments, provided via telephone on April 16, 2018 regarding the above-listed post-effective amendment filed by Securian Funds Trust (the “Trust”). The comments pertain to the Trust’s post-effective amendment nos. 66 (1933 Act) and 64 (1940 Act) to its registration statement on Form N-1A (the “Amendment”). The Amendment was filed with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933 on Form N-1A on February 27, 2018, and is scheduled to become effective on May 1, 2018.

Each of the staff’s comments is set forth below, followed by the Trust’s response.

1.	Comment – Restricted Securities: For the SFT Advantus Bond Fund, please clarify what is meant by the sentence, on page 2 of the prospectus, “The Fund may also invest in securities whose disposition is restricted under the federal securities laws but which have been determined by Advantus Capital Management, Inc. (Advantus Capital) to be liquid under liquidity guidelines adopted by the Trust’s Board of Trustees.”

Response:

The phrase “restricted securities that are determined to be liquid” generally describes a situation where the Fund invests in securities which are private placements. These securities may or may not be deemed liquid based on Advantus Capital’s liquidity determination policies. Examples of restricted securities include bonds that may only be sold to qualified institutional buyers. To address the Staff’s comment, the Trust will include examples of restricted securities in the relevant section on page 2 of the prospectus.

2.	Comment – Fee Waiver Footnote and Expense Recovery: Please clarify whether the investment adviser may terminate the fee waiver arrangement prior to the one-year term and consider revising footnote 2 in the SFT Advantus Dynamic Managed Volatility Fund annual fund operating expenses on page 6. Also, please respond whether the adviser may recover waived expenses.

Response:

Advantus Capital may not terminate the waiver agreement prior to the agreed upon contractual term. Advantus Capital, however, can prevent the waiver agreement from renewing for another one-year term. To address the Staff’s comments, the Trust will revise the last sentence in footnote 2 in the annual fund operating expense table by adding the following, or similar, language: such termination by Advantus Capital cannot occur prior to the end of the contractual term.

Furthermore, Advantus Capital may recover waived expenses per the waiver agreement. The terms under which Advantus Capital may recover such expenses is described in detail on page 115 of the prospectus in the section entitled “SFT Advantus Dynamic Managed Volatility Fund Expense Waivers.”

3.	Comment – Definition of Large Company: The description of the SFT Advantus Dynamic Managed Volatility Fund’s Principal Investment Strategies on page 7 of the prospectus includes a reference to investing in “large companies”. Please include a sentence regarding the capitalization range to demonstrate what is meant by “large company”.

Response:

The term “large companies” is generally understood to mean companies with market capitalizations of $10 billion or more. In response to the Staff’s comments, the Trust will revise the sentence on page 7 of the prospectus accordingly.

4.	Comment – Dynamic Managed Volatility Fund Performance: Please consider removing the ten-year performance column for the SFT Advantus Dynamic Managed Volatility Fund Average Annual Total Return table as the Fund has not been in existence for ten years.

Response:

We believe providing the 10-year performance column, even when there is no performance history, provides useful information to the customer and provides consistency in the prospectus. Furthermore, we do not believe Form N-1A prohibits presenting performance information in this manner.

5.	Comment – Fee Waiver and Recovery: Please clarify whether the investment adviser may terminate the fee waiver arrangement prior to the one-year term and consider revising footnote 2 in the Annual Fund Operating Expenses on page 13 for the SFT Advantus Government Money Market Fund. Also, please respond whether the adviser may recover waived expenses.

Response:

Advantus Capital may not terminate the waiver agreement prior to the agreed upon contractual term. Advantus Capital, however, can prevent the waiver agreement from renewing for another one-year term. To address the Staff’s comments, the Trust will revise the last sentence in footnote 2 in the annual fund operating expense table by adding the following, or similar, language: such termination by Advantus Capital cannot occur prior to the end of the contractual term.

Furthermore, Advantus Capital may recover waived expenses per the waiver agreement. The terms under which Advantus Capital may recover such expenses is described in detail on page 115 of the prospectus in the section entitled “SFT Advantus Dynamic Managed Volatility Fund Expense Waivers.”

6.	Comment – Prior Status of Government Money Market Fund: The SFT Advantus Government Money Market Fund’s Principal Investment Strategies, in the final paragraph on page 14 of the prospectus, explains the Fund’s prior status as a non-government money market fund. Please consider moving this to the SAI or a different section in the prospectus.

Response:

In response to the Staff’s comments, the Trust will move the language discussing the Fund’s prior status as a non-government money market fund to the SAI or a different section in the prospectus.

7.	Comment – SFT Advantus Index 400 Mid-Cap Fund Economic Conditions: Please elaborate on the circumstances in which the SFT Advantus Index 400 Mid-Cap Fund would invest in less than all of the common stocks included in the S&P 400. Please include information regarding the rebalancing, reconstitution, and frequency of changes.

Response:

The prospectus currently states that the Fund may invest in less than all of the common stocks in the index due to changing economic conditions or markets. We believe this language, currently in the prospectus, adequately addresses the Staff’s comments and believe that providing additional detail would be overly speculative and would not provide meaningful information for the customer.

In response to the Staff’s comments to provide more detail regarding rebalancing and reconstitution, the Trust will add the following, or similar, language to page 18 of the prospectus: Advantus Capital uses a computer model to replicate the index and round off security weightings. Rebalancing generally occurs quarterly.

8.	Comment – SFT Advantus Index 400 Mid-Cap Fund Principal Risks: Please consider adding tracking error and index provider risks to the list of principal risks for the SFT Advantus Index 400 Mid-Cap Fund.

Response:

Guidance in Form N-1A indicates that risks that are reasonably likely to adversely affect a fund’s net asset value be identified as principal risks in the prospectus. Based on our assessment of the portfolio, and its performance, the Trust does not believe that tracking error is a principal risk for the Fund. Moreover, based on a review of summary prospectuses from other investment companies with similar index funds, we believe our approach is consistent with the industry.

Page 18 of the prospectus currently lists Index Performance Risk as one of the principal risks for the Fund. Therefore, the Trust believes this disclosure adequately address the Staff’s comment regarding index provider risks.

9.	Comment – SFT Advantus Index 500 Fund Economic Conditions: Please elaborate on the circumstances in which the SFT Advantus Index 500 Fund would invest in less than all of the common stocks included in the S&P 500. Please include information regarding the rebalancing, reconstitution, and frequency of changes.

Response:

The prospectus currently states that the Fund may invest in less than all of the common stocks in the index due to changing economic conditions or markets. We believe this language, currently in the prospectus, adequately addresses the Staff’s comments and believe that providing additional detail would be overly speculative and would not provide meaningful information for the customer.

In response to the Staff’s comments to provide more detail regarding rebalancing and reconstitution, the Trust will add the following, or similar, language to page 22 of the prospectus: Advantus Capital uses a computer model to replicate the index and round off security weightings. Rebalancing generally occurs quarterly.

10.	Comment – SFT Advantus Index 500 Fund Principal Risks: Please consider adding tracking error and index provider risks to the list of principal risks for the SFT Advantus Index 500 Fund.

Response:

Guidance in Form N-1A indicates that risks that are reasonably likely to adversely affect a fund’s net asset value be identified as principal risks in the prospectus. Based on our assessment of the portfolio, and its performance, the Trust does not believe that tracking error is a principal risk for the Fund. Moreover, based on a review of summary prospectuses from other investment companies with similar index funds, we believe our approach is consistent with the industry.

Page 22 of the prospectus currently lists Index Performance Risk as one of the principal risks for the Fund. Therefore, the Trust believes this disclosure adequately address the Staff’s comment regarding index provider risks.

11.	Comment – SFT Advantus International Bond Fund Developing Markets: The SFT Advantus International Bond Fund refers to the right to “invest without limit in developing markets” on page 25 of the prospectus. Please elaborate as to what is meant by the term “developing markets”.

Response:

In response to the Staff’s comment, the Trust will add the following, or similar, language on page 25 in the prospectus: developing markets include countries that generally lack established legal, political, business and social frameworks.

12.	Comment – Fee Waiver Footnote and Expense Recovery: Please clarify whether the investment adviser may terminate the fee waiver arrangement prior to the one-year term and consider revising footnote 2 in the SFT Advantus Managed Volatility Equity Fund annual fund operating expenses on page 31. Also, please respond whether the adviser may recover waived expenses.

Response:

Advantus Capital may not terminate the waiver agreement prior to the agreed upon contractual term. Advantus Capital, however, can prevent the waiver agreement from renewing for another one-year term. To address the Staff’s comments, the Trust will revise the last sentence in footnote 2 in the annual fund operating expense table by adding the following, or similar, language: such termination by Advantus Capital cannot occur prior to the end of the contractual term.

Furthermore, Advantus Capital may recover waived expenses per the waiver agreement. The terms under which Advantus Capital may recover such expenses is described in detail on page 116 of the prospectus in the section entitled “SFT Advantus Managed Volatility Equity Fund Expense Waivers.”

13.	Comment – Restricted Securities: For the SFT Advantus Mortgage Securities Fund, please clarify what is meant by the sentence “The Fund may also invest in securities whose disposition is restricted under the federal securities laws but which have been determined by Advantus Capital Management, Inc. (Advantus Capital) to be liquid under liquidity guidelines adopted by the Trust’s Board of Trustees.”

Response:

The phrase “restricted securities that are determined to be liquid” generally describes a situation where Advantus Capital determines there is a minimum of three brokers willing to purchase the position. Examples of restricted securities include asset-backed and mortgage-backed securities. To address the Staff’s comment, the Trust will include examples of restricted securities to the relevant section on pages 38-39 of the prospectus.

14.	Comment – SFT Advantus Real Estate Securities Fund Benchmark Indexes: The SFT Advantus Real Estate Securities Fund currently lists the FTSE NAREIT Equity REITs Index and Wilshire US Real Estate Securities Index as benchmark indexes for the average annual total return table on page 47 of the prospectus. The Staff does not consider either index to be an appropriate broad-based securities market index. Please include a broad-based index for the average annual total return table.

Response:

The FTSE NAREIT US Real Estate Index Series is a comprehensive family of REIT-focused indexes that span the commercial real estate industry, providing market participants with a range of tools to benchmark and analyze exposure to real estate across the US economy at both a broad industry-wide level and on a sector-by-sector basis. Indexes within the series are suitable for benchmarking purposes and as tools in the creation of a wide variety of financial products, such as index-linked funds, exchange traded funds (ETFs) and derivatives contracts. Specifically, the FTSE NAREIT Equity REITs Index (and others within the FTSE NAREIT series) is a widely used index by many REIT sector fund managers. Approximately 31% of the peer group benchmark to the FTSE NAREIT series. Thus, the Trust believes the benchmark is widely used in the industry and appropriate for the Fund.

In addition, Form N-1A provides that an appropriate broad-based index is one that is administered by an organization that is not an affiliated person of the Fund, investment adviser or principal underwriter, unless the index is widely recognized and used. The FTSE NAREIT series is not affiliated with the Trust, Advantus Capital or Securian Financial Services, the Trust’s underwriter. Also, given the large percentage of industry participants using the benchmark, the Trust believes the benchmark is widely used. Therefore, the Trust believes using this benchmark is consistent with the guidance provided in Form N-1A.

15.	Comment – SFT Ivy Small Cap Growth Fund Market Capitalization: The SFT Ivy Small Cap Growth Fund’s Principal Investment Strategies states, on page 55 of the prospectus, the range of market capitalizations for the Russell 2000 Growth Index as of June 30, 2017. Please include more current market capitalization information.

Response:

In response to the Staff’s comments, the Trust will indicate on page 55 of the prospectus the market capitalization for the Russell 2000 Growth Index as of December 31, 2017, which was $22.68 million to $9.4 billion.

16.	Comment – SFT Wellington Core Equity Fund Principal Investment Strategies: Please elaborate on the SFT Wellington Core Equity Fund’s Principal Investment Strategies on page 63 of the prospectus, with respect to company selection, size of holdings and currency strategy, as applicable. In addition, the Staff suggests elaborating on the Fund’s ability to invest up to 20% of its assets in securities of foreign issuers and non-dollar securities.

Response:

In response to the Staff’s comments, the Trust will add the following, or similar, language to page 63 of the prospectus:

Under normal circumstances, the Fund invests at least 80% of its assets in common stocks. The Fund invests in a diversified portfolio of common stocks of issuers located primarily in the United States, and to a lesser extent, securities of non-US companies. Wellington Management Company LLP (Wellington Management), the Fund’s sub-adviser, chooses the Fund’s investments using fundamental research designed to identify issuers with improving quality metrics, business momentum and attractive relative valuations. The investment process is aided by a proprietary quantitative screening process that narrows the investment universe to companies that are consistent with the Fund’s investment strategy. The investment team spends most of its time conducting fundamental research on companies elevated by the screening process. Research emphasizes the sustainability of a business’ competitive advantages, revenue and margin drivers, and cash-generation capacity. Other important considerations include capital allocation discipline, off-financial-statement factors, management track record, and analysis of products and competition. The Fund’s portfolio is broadly diversified by industry and company. The Fund invests in a broad range of market capitalizations, but tends to focus on highly liquid, large capitalization companies with market capitalizations similar to those of the S&P 500 index. The Fund generally will be fully invested in equity and equity-related securities. The Fund may invest up to 20% of its net assets in securities of foreign issuers and non-dollar securities. Although derivative instruments are not a significant component of the investment process, the Fund may make use of derivative securities (including futures contracts, options on futures contracts, and over-the-counter derivatives) for the purpose of equitizing cash and/or obtaining efficient investment exposure.

17.	Comment – SFT Wellington Core Equity Fund Principal Risks: Please consider including foreign securities risk and currency risk as principal risks of the SFT Wellington Core Equity Fund on pages 63-64 of the prospectus.

Response:

In response to the Staff’s comments, the Trust will add foreign securities and currency risk to the prospectus.

18.	Comment – Investment Practices Common to the Funds: In the “Investment Practices Common to the Funds” section of the prospectus on page 101, consider including language whether temporary defensive positions may be contrary to the fund’s stated investment objectives.

Response:

In response to the Staff’s comments, the Trust will add the following, or similar, language to page 101 of the prospectus: When investing for temporary defensive purposes, such actions could be inconsistent with a Fund’s investment strategy and may result in a fund not achieving its investment objective.

Please direct additional questions or comments to me at (651) 665-4145 or david.dimitri@securian.com.

Very truly yours,

/s/ David M. Dimitri

David M. Dimitri

Assistant General Counsel